SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      On April 9, 2007, a Special Meeting of Shareholders of the Cutler Equity Fund (the "Fund") was held for the following purposes:

      1.    to elect five Trustees; and

      2. to approve a revised Investment Advisory Agreement with Cutler Investment Counsel, LLC.

The total number of shares of the Fund present in person or by proxy represented approximately 72.1% of the shares entitled to vote at the Special Meeting.

      All nominees for Trustee were elected by shareholders of the Fund. The votes cast with respect to the election of the nominees for Trustee were as follows:

                                               Number of Shares
                                    --------------------------------------
Nominee/Trustee                        Affirmative            Withhold
---------------                     -----------------       --------------
Matthew C. Patten                    2,483,730.387           31,542.000
Robert E. Clarke                     2,483,730.387           31,542.000
Robert B. Watts, Jr.                 2,483,730.387           31,542.000
Dr. Mario Campagna                   2,483,730.387           31,542.000
John P. Cooney                       2,483,730.387           31,542.000

      The shareholders of the Fund voted to approve the revised Investment Advisory Agreement with Cutler Investment Counsel, LLC. The votes cast with respect to the revised Investment Advisory Agreement were as follows:

                                        Number of Shares
                   -----------------------------------------------------
                          For                Against          Abstain
                   -----------------       -----------      ------------
                     2,483,730.387              0            31,542.000